Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                        NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.                        DATE OF MATERIAL CHANGE

June 12, 2015.

ITEM 3.                        NEWS RELEASE

A News Release was issued on June 15, 2015.

ITEM 4.                        SUMMARY OF MATERIAL CHANGE

The Company announced the appointment of Dr. Suresh Venkatesan Mr. Mohandas Warrior as Directors of the Company effective immediately.

ITEM 5.                        FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.                        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                        OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                        EXECUTIVE OFFICER

Contact:            Michel J. Lafrance, Secretary
Telephone:        (416) 368-9411

ITEM 9.                        DATE OF REPORT

Dated at Toronto, Ontario this 15th day of June, 2015.

SCHEDULE “A”

POET TECHNOLOGIES INC.
Head Office: Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1	Operations Office: P.O. Box 555 Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces the Results of its Annual Meeting of Shareholders
and the Appointment of New Directors

Toronto, ON, and San Jose, June 15, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — is pleased to announce the results of its annual meeting of shareholders and subsequent meeting of directors held on June 12, 2015. Following the meeting of shareholders, the Board of Directors (the “Board”) increased the number of directors from 8 to 10 and appointed Dr. Suresh Venkatesan, the C.E.O. of the Company, and Mr. Mohandas Warrior to fill the vacancies created by the increase.

About Mohandas Warrior

Mr. Warrior has been president and chief executive officer (CEO) of Alfalight Inc. (“Alfalight”) since February 2004. Alfalight is a GaAs based high power diode laser manufacturing company with headquarters in Madison, Wisconsin. Alfalight serves military, telecom and industrial customers. Mr. Warrior restarted the company in 2004 and established Alfalight as a leading provider of high powered laser diode solutions in both commercial and defense segments. The company successfully sold the commercial business in 2013. Mr. Warrior continues to run the retained defense and security segments of Alfalight which is now focused on providing solid-state laser systems for targeting, tracking and illumination applications to the US military. Under Mr. Warrior’s leadership, Alfalight has grown profitably. Prior to joining Alfalight, Mr. Warrior’s career included 15 years at Motorola Semiconductors (now Freescale) where he led the test and assembly operations, a group of 3500 employees, in the US, Scotland and Korea.

Dr. Venkatesan commented: “I am very pleased to see Mohan join our Board. He brings a new dimension to the Board with his unique GaAs foundry experience serving commercial and defense markets for high-powered laser diode solutions. He is the latest addition to our world-class technical team on the Board of Directors that we have assembled over the past 6 months. We look forward to working with Mohan and the Board as we continue the drive from “lab-to-fab” as part of our monetization strategy”.

Mr. Warrior earned a BTech in Chemical Engineering from IIT Delhi, an M.S. in Chemical Engineering from Syracuse University and an MBA from the Kellogg School of Management at Northwestern University.

Annual Meeting of Shareholders held on June 12, 2015

At the annual meeting of shareholders, the shareholders approved the following items:

•                  The re-election of all of the directors of the Company as recommended by management;

•                  The re-appointment of Marcum LLP, Certified Public Accountants, of New Haven, Connecticut as auditors of the Company for the ensuing year;

The amendment of the Company’s stock option plan (with all Interested Parties abstaining from voting) to: (a) increase the maximum number of common shares reserved for issuance under the plan to 36,326,000, being slightly less than 20% of the outstanding shares of the Company to to change the maximum time allowable for the exercise of vested options following the date an officer or director ceases to be in that role from 180 days to one year; and

•                  Authorizing, subject to regulatory approval, the filing of articles of amendment to consolidate the Company’s common shares on the basis of one new share for a maximum of every three shares of the Company issued and outstanding (the “Consolidation”) and change the name of the Company to POET Technologies Corp. Notwithstanding approval of the proposed Consolidation by shareholders, the Board, in its sole discretion, may revoke the special resolution and abandon the Consolidation without further approval or action by or prior notice to shareholders. The Board has not yet determined whether it will in fact complete the Consolidation or, if there is a Consolidation, the ratio will be in the maximum amount authorized.

Option Grant

At the Board Meeting, incentive stock options were granted under the Company’s stock option plan, to certain directors, officers, key consultants and employees of the Company to purchase up to an aggregate of 1,563,000 common shares, representing 0.86% of the outstanding shares of the Company.

Of these options, 9.1% were granted to key employees who are the technical staff related to the POET effort, 7.7% to the Company’s officers, 51.2% to the non-officer directors and 32% to directors who are also officers.  The stock options are exercisable at a price of CA$1.54 per share and expire June 12, 2020.  The options will vest and be exercisable on the basis of 25% on the 6-month anniversary of the date of grant and 25% every six months thereafter.

The options were granted subject to provisions of the Company’s stock option plan which was approved by shareholders on June 12, 2014 and are subject to the TSX Venture Exchange policies and applicable securities laws.  There are currently 181,795,928 shares issued and outstanding and 33,821,582 stock options outstanding.  For further details on the Company’s share capital, refer to the Company’s Financial Statements and the MD&A for the 3-months ended March 31, 2015 which were recently filed on SEDAR.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With its head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and patents pending for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our website at www.poet-technologies.com

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include Dr. Venkatesan’s comments regarding the immense market potential for POET Technology’s III-V complementary semiconductor fabrication process.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.